KELVIN MEDICAL, INC.
10930 Skyranch Place
Nevada City, California 95959

17 April 2018

Ms. Heather Percival
Ms. Amanda Ravitz
United States Securities
And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:          Application for withdrawal of Post-Amendment No.1 to Registration Statement on Form S-1/A
(SEC File No. 333-212791 - Acc-no: 0001594062-16-000723)
Originally filed on August 1, 2016; Effect: January 1, 2017

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Kelvin Medical, Inc. a Nevada corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement on Form S-1/A ("Post-Effective Amendment No. 1") (SEC File No. 333-212791; 0001594062-18-000006), filed by the Company on January 16, 2018 (together with all exhibits thereto) due to an incomplete filing. There have been no new shares issued or sold between the filing of the insufficient Post-Effective Amendment filed on January 16, 2018, the filing of the AW on April 2, 2018, and the filing of a Post-Effective Amendment filed on April 12, 2018.

Should you have any questions regarding the foregoing application for withdrawal, please contact Sharon Mitchell at (248) 515-6035, of SD Mitchell & Associates, our legal counsel in connection with the Post-Effective Amendment No. 1.

With best regards,

/s/ William Mandel
William Mandel
President/CEO